

Mail Stop 6010

August 26, 2008

Via Facsimile and U.S. Mail

Harold K. Fletcher
President and Director
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, NJ 07072

> **Re: Tel-Instrument Electronics Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **   Filed July 14, 2008**
> **File No. 001-31990**

Dear Mr. Fletcher:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2008

Note 2 – Summary of Significant Accounting Policies, page 21

General

1.   Please revise this footnote in future filings to clearly disclose the nature of your
         unbilled receivables and your related accounting policy.

Revenue Recognition, page 21

2.   We note that revenues for repairs and calibrations are recognized "when the units
         are shipped."   Tell us and revise future filings to disclose why it is appropriate to
         recognize revenue recognition for repairs and calibrations at shipment. Revise
         future filings to clarify if you recognize revenue from repairs and calibration
         when the <u>original</u> units are shipped or when the <u>repaired and/or calibrated</u> units
         are shipped.

3.   We note your disclosures regarding the ITATS program. Please revise future
         filings to disclose how you determine the percentage of completion on this
         contract.

4.   We note your accounting policy disclosed here relating to shipping and handling
         costs, however it does not appear that your policy for shipping and handling costs
         complies with EITF 00-10. Please revise future filings to classifying shipping
         and handling costs charged to customers as revenue. Further, if you elect to
         continue to classify the related shipping and handling costs incurred as selling,
         general and administrative expenses, please also revise this note in future filings
         to disclose the amount of shipping and handling costs incurred.

Inventories, page 22

5.   We note that you have classified certain service part inventory as a current asset
         although you do not expect to use it within one year. Please quantify the amount
         of inventory you held at March 31, 2008 and 2007 that was not expected to be
         used with one year. Additionally please tell us how your current presentation
         complies with Section A4 of Chapter 3 of ARB 43.

Note 6 – Accrued Expenses, page 30

6.   We note that you have accrued audit and tax preparation fees of $88,400 and
        $76,000 at March 31, 2008 and 2007, respectively. Please tell us the nature of
        these costs and the periods to which they relate. Additionally please revise future
        filings to comply with AICPA TPA 5290.05, as necessary.

Note 8 – Income Taxes, page 32

7.   We note that you have only recorded a valuation allowance on approximately 7%
        of your deferred tax assets. We further note that you have incurred losses from
        operations in each of fiscal years 2008, 2007 and 2006. Please provide us with
        your analysis of the required valuation allowance under paragraph 17(e) of SFAS
        109, including a discussion of how you considered paragraphs 23 and 24 of SFAS
        109.

8.   Further to the above, revise your disclosures in Critical Accounting Policies in
        MD&A to describe in greater detail the significant judgments and estimates
        considered in reaching your conclusion that it is more likely than not that the
        deferred tax assets will be realized. In this regard, disclose your consideration of
        the factors listed in paragraphs 23 and 24 of SFAS 109.

Note 11- Discontinued Operations, page 35

9.   We note that you classified the marine systems division as a discontinued
        operation during the year ended March 31, 2008. We further note from your
        disclosures on page 2 that no plans have been finalized as to the disposition of
        your marine systems assets or business. Finally, we note your disclosures in Note
        12 of the Form 10-Q as of June 30, 2008 that the marine business continued to
        generate sales and incur expenses subsequent to March 31, 2008. With reference
        to paragraphs 27-30 of SFAS 144, tell us how you plan to dispose of the marine
        systems division and tell us why you believe it is appropriate to report this
        business as a discontinued operation as of March 31, 2008.

Note 15 - Segment Information, page 39

10.   We note that your segment assets only include accounts receivable and work-in
        process inventory. Please reconcile your segment assets of $4,430,754 and
        $3,603,945 at March 31, 2008 and 2007, respectively, to the sum of your accounts
        receivable and work-in process inventory of $4,399,618 and $3,105,550, at March
        31, 2008 and 2007, respectively.

11.   Please revise future filings to make all of the applicable enterprise wide
        disclosures required by paragraph 38 of SFAS 131.

* * * * * * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on
EDGAR. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   The company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   Staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   The company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief